06006401

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 50351

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED APR 03 2006 SEC MAIL PROCESSING SECTION WASH, D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Trend Trader, LLC

OFFICIAL USE ONLY
129966
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8700 E. Northsight Boulevard
(No. and Street)

Scottsdale (City) AZ (State) 85260 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Briggs, Bunting & Dougherty, LLP
(Name – *if individual, state last, first, middle name*)

Two Penn Center Plaza, Suite 820 (Address) Philadelphia (City) PA (State) 19102-1732 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 21 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Alex B. Seleznov, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trend Trader, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Alex Seleznov
Signature

CFO / FINOP
Title

Notary Public

"OFFICIAL SEAL"
Joseph Zachary
Notary Public-Arizona
Maricopa County
My Commission Expires 9/13/2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIGGS
BUNTING &
DOUGHERTY, LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Members
Trend Trader, LLC
Scottsdale, Arizona

We have audited the statement of financial condition of Trend Trader, LLC as of December 31, 2005, and the related statements of operations, members' capital (deficit), changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trend Trader, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Pages 3, 4 and 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Briggs, Bunting + Dougherty, LLP

Philadelphia, Pennsylvania
March 30, 2006

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Trend Trader, LLC | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/05 [99]
SEC FILE NO. 8-50351 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

ASSETS

		Allowable		Non-Allowable		Total	
1.	Cash	$ 9,765	200			$ 9,765	750
2.	Receivables from brokers or dealers:						
	A. Clearance account	50,210	295				
	B. Other	36,713	300	$	550	86,923	810
3.	Receivables from non-customers		355		600		830
4.	Securities and spot commodities owned, at market value:						
	A. Exempted securities		418				
	B. Debt securities		419				
	C. Options		420				
	D. Other securities		424				
	E. Spot commodities		430				850
5.	Securities and/or other investments not readily marketable:						
	A. At cost $ 12,000						
	B. At estimated fair value	17,617	440		610	17,617	860
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
	A. Exempted securities $						
	B. Other securities $						
7.	Secured demand notes market value of collateral:		470		640		890
	A. Exempted securities $						
	B. Other securities $						
8.	Memberships in exchanges:						
	A. Owned, at market $						
	B. Owned, at cost				650		
	C. Contributed for use of the company, at market value				660		900
9.	Investments in and receivables from affiliates, subsidiaries and associates partnerships		480		670		910
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	15,600	490	13,162	680	28,762	920
11.	Other assets	11,463	535	7,429	735	18,892	930
12.	**TOTAL ASSETS**	$ 141,368	540	$ 20,591	740	$ 161,959	940

OMIT PENNIES

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Trend Trader, LLC as of 12/31/05

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	13 $	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other	10	1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	137,156	1205		1385	137,156	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211	12	1390	14	1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings			275,000	1400	275,000	1710
1. from outsiders 9 $						
2. Includes equity subordination (15c3-1(d)) of...... $						
B. Securities borrowings, at market value from outsiders $				1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $						
2. Includes equity subordination (15c3-1(d)) of...... $						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 137,156	1230	$ 275,000	1450	$ 412,156	1760

Ownership Equity

21. Sole proprietorship	15	$	1770
22. Partnership (limited partners 11 $ [1020])		(250,197)	1780
23. Corporation:			
A. Preferred stock			1791
B. Common stock			1792
C. Additional paid-in capital			1793
D. Retained earnings			1794
E. Total			1795
F. Less capital stock in treasury	16	( )	1796
24. TOTAL OWNERSHIP EQUITY	$	(250,197)	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$	161,959	1810

OMIT PENNIES

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Trend Trader, LLC as of 12/31/05

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$	(250,197)	3480
2.	Deduct ownership equity not allowable for Net Capital			19	( )	3490
3.	Total ownership equity qualified for Net Capital				(250,197)	3500
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				275,000	3520
	B. Other (deductions) or allowable credits (List)					3525
5.	Total capital and allowable subordinated liabilities			$	24,803	3530
6.	Deductions and/or charges: 17					
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 20,591	3540			
	B. Secured demand note deficiency		3590			
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600			
	D. Other deductions and/or charges		3610		(20,591)	3620
7.	Other additions and/or allowable credits (List)					3630
8.	Net capital before haircuts on securities positions			20 $	4,212	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):					
	A. Contractual securities commitments	$	3660			
	B. Subordinated securities borrowings		3670			
	C. Trading and investment securities:					
	1. Exempted securities 18		3735			
	2. Debt securities		3733			
	3. Options		3730			
	4. Other securities	17,617	3734			
	D. Undue Concentration		3650			
	E. Other (List)		3736		(17,617)	3740
10.	Net Capital			$	(13,405)	3750

OMIT PENNIES

Reconciliation of audited computation of net capital included above and the corresponding schedule included in the Company's unaudited December 31, 2005 Form X-17A-5 Part IIA filing:

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$ 36,050
Audit adjustments	(34,715)
Differences in haircuts on securities	(14,740)
	$(13,405)

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Trend Trader, LLC as of 12/31/05

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	9,143	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	30,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	30,000	3760
14. Excess net capital (line 10 less 13)	$	(43,405)	3770
15 Excess net capital at 100% (line 10 less 10% of line 19) 22	$	(27,121)	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.1. liabilities from Statement of Financial Condition				$	137,156	3790
17. Add:						
A. Drafts for immediate credit 21	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3838
19. Total aggregate indebtedness				$	137,156	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)				%	(10)	3750
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				%		3760

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$		3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Trend Trader, LLC

For the period (MMDDYY) from 24 1/1/05 [3932] to 12/31/05 [3933]

Number of months included in this statement 12 [3931]

COMPUTATION OF NET INCOME (LOSS)

REVENUE

1.	Commissions:		
	a. Commissions on transactions in exchange listed equity securities executed on an exchange	$ 332,646	3935
	b. Commissions on listed option transactions	25 84,926	3938
	c. All other securities commissions	73,565	3939
	d. Total securities commissions	491,137	3940
2.	Gains or losses on firm securities trading accounts		
	a. From market making in options on a national securities exchange		3945
	b. From all other trading		3949
	c. Total gain (loss)		3950
3.	Gains or losses on firm securities investment accounts		3952
4.	Profit (loss) from underwriting and selling groups	26	3955
5.	Revenue from sale of investment company shares		3970
6.	Commodities revenue		3990
7.	Fees for account supervision, investment advisory and administrative services	585,013	3975
8.	Other revenue	25,551	3995
9.	Total revenue	1,101,701	4030

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers			$ 178,650	4120
11.	Other employee compensation and benefits			27 307,951	4115
12.	Commissions paid to other broker-dealers			185,750	4140
13.	Interest expense			35,413	4075
	a. Includes interest on accounts subject to subordination agreements	27,500	4070		
14.	Regulatory fees and expenses			28,450	4195
15.	Other expenses			881,164	4100
16.	Total expenses			$ 1,617,378	4200

NET INCOME

17.	Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)			$ (515,677)	4210
18.	Provision for Federal income taxes (for parent only)			28 -	4220
19	Equity in earnings (losses) of unconsolidated subsidiaries not included above			-	4222
	a. After Federal income taxes of	-	4238		
20.	Extraordinary gains (losses)			-	4224
	a. After Federal income taxes of	-	4239		
21.	Cumulative effect of changes in accounting principles				4225
22.	Net income (loss) after Federal income taxes and extraordinary items			$ (515,677)	4230

MONTHLY INCOME

23.	Income (current month only) before provision for Federal income taxes and extraordinary items	$ (58,039)	4211

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Trend Trader, LLC

For the period (MMDDYY) from 1/1/05 to 12/31/05

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		$	(23,520)	4240
	A. Net income (loss)			(515,677)	4250
	B. Additions (includes non-conforming capital of	29 [4262])		289,000	4260
	C. After Federal income taxes of	[4272])			4270
2.	Balance, end of period (From item 1800)		$	(250,197)	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	30	$	275,000	4300
	A. Increases				4310
	B. Decreases				4320
4.	Balance, end of period (From item 3520)		$	275,000	4330

OMIT PENNIES

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Trend Trader, LLC as of 12/31/05

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1			4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained			4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 31 Penson Financial Services, Inc.	4335	X	4570
D. (k) (3)—Exempted by order of the Commission			4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
32	4600	4601	4602	4603	4604	4605
33	4610	4611	4612	4613	4614	4615
34	4620	4621	4622	4623	4624	4625
35	4630	4631	4632	4633	4634	4635
36	4640	4641	4642	4643	4644	4645
37	4650	4651	4652	4653	4654	4655
38	4660	4661	4662	4663	4664	4665
39	4670	4671	4672	4673	4674	4675
40	4680	4681	4682	4683	4684	4685
41	4690	4691	4692	4693	4694	4695
			TOTAL $ 42	4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

See accompanying notes

TREND TRADER, LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$(515,677)
Adjustments to reconcile net loss to net cash used for operating activities	
Depreciation	20,268
Unrealized (gain) on investments	(14,617)
(Increase) decrease in	
Receivables from brokers or dealers	25,851
Deposits with clearing brokers	(196)
Receivable from related party	(6,245)
Prepaid expenses	9,370
Other assets	(3,941)
Increase (decrease) in	
Accounts payable	1,158
Accrued expenses	8,363
Payable to related party	(131,765)
Net cash used for operating activities	(607,431)
CASH FLOWS FROM INVESTING ACTIVITIES	
Sale of investments	115,606
Decrease in cash surrender value of life insurance	30,454
Net cash provided by investing activities	146,060
CASH FLOWS FROM FINANCING ACTIVITIES	
Principal payments on capital lease obligations	(13,705)
Capital contributions	289,000
Net cash provided by financing activities	275,295
Net decrease in cash and cash equivalents	(186,076)
CASH AND CASH EQUIVALENTS	
Beginning of year	195,841
End of year	$ 9,765

SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid	$ 35,413

See accompanying notes

(1) NATURE OF OPERATIONS

Trend Trader, LLC (the ***"Company"***) was duly organized under the laws of the state of Arizona on March 7, 1997. On December 16, 1997, the Company received a license from the National Association of Securities Dealers, Inc. (***"NASD"***) to operate as a broker-dealer of marketable securities. The Company provides securities broker-dealer services to its clientele primarily in the southwestern United States. The Company also provides investment advisory services to an affiliated regulated investment company as well as separately managed accounts. The latest date on which the limited liability company is to dissolve is December 31, 2047.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and also maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Off-Balance Sheet Risk

As discussed above, the Company clears all non-direct securities transactions on behalf of its customers on a fully disclosed basis with Penson Financial Services, Inc., its clearing broker-dealer (***"Penson"***). Penson carries all of the non-direct accounts of the customers of the Company and is responsible for the execution, collection and payment of funds and receipt and delivery of securities relative to non-direct customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein Penson may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and procedures to ensure that Penson executes transactions of its customer's properly.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2005, cash equivalents consisted primarily of money market accounts with Penson.

Securities Owned

Securities not readily marketable are valued at estimated fair value as determined by management.

Property and Equipment

Property and equipment are carried at cost and depreciated over the estimated useful life of each asset. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the improvements. Annual depreciation is primarily computed using accelerated methods.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Management fees are received quarterly and recognized as earned.

Income Taxes

The Company is not directly subject to income taxes under the provisions of the Internal Revenue Code and applicable state laws. Therefore, taxable income or loss is reported to the individual members for inclusion in their respective tax returns and no provision for federal and state income taxes has been included in the accompanying financial statements.

(3) RECEIVABLE FROM PENSON

The Company clears customer transactions through Penson on a fully disclosed basis. The amount receivable from Penson relates to the aforementioned transactions and, at December 31, 2005, amounted to $20,251.

(4) SECURITIES OWNED

Securities not readily marketable include investment securities for which there is no market on a securities exchange or no independent publicly quoted market. At December 31, 2005, these securities at estimated fair values consisted of $17,617 in warrants.

(5) DEPOSITS WITH PENSON

At December 31, 2005, the Company has cash deposits with Penson in the amount of $50,210. The deposits are necessary to maintain the Company's clearing account for future transactions. The Company must maintain a minimum deposit balance of $25,000.

(6) PROPERTY AND EQUIPMENT

At December 31, 2005, property and equipment consisted of the following:

Computer equipment	$101,981
Furniture, fixtures and equipment	122,547
Leasehold improvements	7,047
	231,575
Less accumulated depreciation	202,813
	$ 28,762

(7) SUBORDINATED BORROWINGS

At December 31, 2005, the Company has a subordinated note payable to members as follows:

10% subordinated note payable to members of the Company, due in full in December 31, 2006; subordinated in accordance with Rule 15c-1d of the Securities Exchange Act of 1934 to meet minimum net capital requirements	$275,000

The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's (***"SEC"***) Uniform Net Capital Rule (SEC Rule 15c3-1). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

During the year ended December 31, 2005, the Company recorded interest expense in relation to the aforementioned note in the amount of $27,500.

(8) CAPITAL LEASES

The Company is the lessee of various pieces of computer equipment, with an aggregate of $25,555 under the capital lease agreements expiring through November 2007. Accumulated amortization on leased computer equipment was approximately $14,380 as of December 31, 2005. Minimum future lease payments due under the capital lease agreements are as follows:

2006	$ 8,799
2007	8,799
Total minimum lease payments	17,598
Less amount representing interest	1,998
Present value of net minimum lease payments	$15,600

The capitalized leases are guaranteed by a member of the Company.

(9) OPERATING LEASES

The Company has a noncancelable operating lease for the Company's primary office facilities in Scottsdale, Arizona.

In connection with graduated payment terms, the Company has an accrued liability that is reflected in accrued expenses on the accompanying balance sheet in the amount of $11,520. During 2005, the Company recognized rent expense of approximately $71,000 in connection with this office lease.

Future minimum lease payments at December 31, 2005 are:

2006	$ 95,775
2007	95,775
	$191,550

During 2005, the Company entered into an agreement to sublease a portion of its office. Under the terms of the sublease agreement, the Company receives monthly payments of $3,302 until December 31, 2007, at which time the Company's operating lease agreement expires.

Future minimum sublease payments at December 31, 2005 are:

2006	$ 39,625
2007	39,625
	$ 79,250

(10) REGULATORY REQUIREMENTS

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirements for brokers and dealers) in that the Company does not hold funds or securities for customers. All customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $30,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005, the Company had net deficit of $(13,405) and net capital requirements of $30,000. The percentage of aggregate indebtedness to net capital was (1,023)%. These net capital requirements may effectively restrict the Company's ability to make distributions to its members.

(11) COMMITMENTS AND CONTINGENCIES

During 2003, the Company received correspondence from the NASD indicating that the Company had been placed on Tier III Special Surveillance by the District 3 staff. Tier III status is reserved for firms that the District 3 staff has determined have a financial and operational condition of serious concern. As a Tier III firm, the Company is required to, among other things, submit copies of its monthly financial statements to the NASD. Tier III status was in effect for the entirety of 2005.

(12) RELATED PARTY TRANSACTIONS

The Company serves as the investment advisor to the Equipointe Growth & Income Fund (the ***"Fund"***). As compensation for the advisory services provided to the Fund, the Company will receive from the Fund a monthly advisory fee at an annual rate of 0.50 percent of its average daily net assets. The agreement with the Fund further stipulates that the Company will reimburse the Fund for annual operating expenses (including organization costs) to the extent necessary to ensure that the Fund's operating expenses do not exceed 1.05 percent of the Fund's average daily net assets. Effective January 1, 2006, the Fund's expense limitation agreement was increased from 1.05% to 1.85%. The Company also served as the investment advisor to the Equipointe Action Fund during 2005. The Equipointe Action Fund was liquidated in July 2005.

The agreement allows the Company to recover amounts previously reimbursed for operating expenses (including organizational costs) to the Fund to the extent that the Fund's expense ratio falls below the above-indicated expense limitation. The amounts that can be recovered will be limited to the difference between the actual expense ratio and the amount of the expense limitation. Under the agreement, the adviser can only recover such amounts for up to three years.

The expense limitation agreement will continue in effect through at least the Fund's first full year of operations, with successive renewal terms of one year unless terminated by the Company or the Fund at the end of a term.

At December 31, 2005, the Company recorded a receivable from the Fund in the amount of $15,659 for advisory fees and expenses paid by the Company on behalf of the Fund. Additionally, at December 31, 2005, the Company recorded a payable to the Fund in the amount of $32,375 for expenses incurred by the Fund during 2005 for which the Company is required to pay under the agreement described above.

The Company also serves as the principal distributor for the shares of the Fund pursuant to a distribution agreement and the Company will receive a distributor fee of 0.25 percent of the Fund's average daily net assets.

(13) SUBSEQUENT EVENT

During the year ended December 31, 2005, management incurred significant expenses related to the expense limitation agreement of the Equipointe Growth & Income Fund. Effective January 2006, the Company increased the expense limitation agreement from 1.05% to 1.85% of the average daily net assets of the Fund. Additionally, subsequent to year-end, the Company has entered into negotiations to sell the Fund Advisory Contracts. Under this proposed transaction, the Company would become the Sub-Advisor to the Fund and would no longer be responsible for the Fund's expense limitation agreement.

During January 2006, the Company created Seleznov Capital Advisors, a wholly-owned subsidiary of Trend Trader, LLC that provides investment management services. The Company is pursuing plans to sell the broker-dealer business. Under these plans, Trend Trader, LLC would cease operations and Seleznov Capital Advisors would continue to operate as an investment advisory firm.

BRIGGS
BUNTING &
DOUGHERTY, LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members
Trend Trader, LLC
Scottsdale, Arizona

In planning and performing our audit of the financial statements and supplementary schedule of Trend Trader, LLC for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (***"SEC"***), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the practices and procedures followed by the Company in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and their operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Trend Trader, LLC for the year ended December 31, 2005, and this report does not affect our report thereon dated March 30, 2006.

The Company recognizes revenue for quarterly investment advisory services during the first month of each calendar quarter. The Company does not defer the revenue recognition of these fees over the period the services are provided. As such, the monthly financial statements and computations of aggregate indebtedness and net capital prepared by the Company under Rule 17a-3(a)(11) are overstated in the first and second months of each calendar quarter. This material weakness has no effect on the quarterly financial statements and computations of aggregate indebtedness and net capital filed by the Company in Form X-17A-5 Part IIA Quarterly 17a-5(a).

The Company has not properly deducted 100 percent of the carrying value of an investment in a nonmarketable security as required by 15c3-1(c)(2)(vii). As such, the monthly computation of net capital filed by the Company in Form X-17A-5 Part IIA Special Request, is overstated for each month in the period from June 30, 2005 to December 31, 2005. Furthermore, the second, third and fourth quarter computations of net capital filed by the Company during 2005 on Form X-17A-5 Part IIA are overstated.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, except as noted above, were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Briggs, Bunting & Dougherty, LLP

Philadelphia, Pennsylvania
March 30, 2006

SEC MAIL PROCESSING SECTION
RECEIVED
APR 03 2006
WASH., D.C.
213

TREND TRADER, LLC

ANNUAL AUDITED REPORT

FORM X-17A-5

DECEMBER 31, 2005